Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-4 of our report dated February 27, 2009, except for restatement described in Note B (not presented herein) of the Company’s 2009 Annual Report on Form 10-K, as to which the date is March 16, 2010, and except for Note P which is dated November 1, 2011 with respect to the related consolidated statement of operations, changes in equity, comprehensive income (loss) and cash flows for the year ended December 31, 2008, which report appears in this Registration Statement, and to the reference to us under the heading “Experts” in such Registration Statement.

/s/ Smith, Carney & Co., p.c.

Oklahoma City, OK

November 1, 2011